株式会社 日本格付研究所

最終更新日：2014 年 5 月 8 日

業種別格付方法
【証券】

　本稿は、国内の証券会社を対象にしている。海外の証券会社などについては、所在地の法・会計制度、金融行政のあり方などを踏まえ、分析指標などのあり方に関して、必要な調整を加えるなどした上で、本格付方法を準用する。

1.　事業基盤
(1)　産業の特性

　日本版金融ビックバン以降、証券会社を取り巻く経営環境は大きく変化した。免許制から登録制への移行による参入の自由化、証券仲介業の導入などによる販売チャネルの拡大などの規制緩和を経て、銀行系証券、外資系証券、ネット証券といったプレイヤーが台頭してきた。とりわけ証券会社の経営に大きな影響を与えたのは 1999 年の株式売買委託手数料の完全自由化である。インターネット取引の拡大も相俟って、手数料率は大きく低下し、多くの証券会社では収益源多様化への取り組みが避けられなくなった。結果、証券会社同士の合併や金融グループの傘下入りなど、再編も進んだ。現在、各メガバンクグループは傘下に大手証券を有しており、傘下銀行などとの連携を進めており、グループ間競争の色彩が強くなっている。このように取扱業務や取扱商品は多様化し、プレイヤーの顔ぶれも変化してきたものの、競争激化に伴う手数料率の低下、貯蓄から投資の流れの停滞、国内資本市場の低迷などにより、業界全体でみると大きな成長には繋がっていない。

　証券会社の業務は多岐にわたるが、代表的なものとして、ブローカレッジ業務、投資銀行業務、アセットマネジメント業務があげられる。資産の運用・管理を行うアセットマネジメント業務からの収益は比較的安定しているが、ブローカレッジ業務や投資銀行業務では、顧客からのオーダーの取り込み状況などにより収益は大きく変動するとともに、経済環境によって市場規模自体が大きく変化する。投資銀行業務においては、事業ポートフォリオ自体が急速に変化し、時として特定のリスクが極端に大きくなることもある。証券会社においては、総じて収益も、資産・負債の価値も変動が大きい。

　証券会社を格付するにあたっては、変動性が高い業種であることを前提に、一時点の損益・財務ではなく、損益・財務の変化をきめ細やかに分析することが他の業種と比べ重要であり、市況循環とそれに伴う業績の変動を織り込んだものをベースに判断している。

　主要な証券会社を業務構成によって分けると、リテール向けとホールセール向けともに取り扱い、グローバルに事業を展開する大手証券、国内リテール向けが中心の準大手証券、個人投資家向けにインターネットでの取引を提供するネット証券などに分けられる。

　リテール証券ビジネスをみると、個人投資家の株式売買では、低廉な手数料率、利便性の高い信用取引サービスを持つネット証券のプレゼンスが高い。但し、預かり資産は大手証券に集中しており、顧客基盤の厚みが窺える。大手、準大手の対面営業においては、債券や投資信託の販売にも注

力しており、個人金融資産の取り込みを図っている。インターネットの発達、取引システム向上、取引形態の多様化などにより、個人投資家が情報収集や取引執行の面で高い利便性を享受できる環境は整ってきており、証券会社は投資家の行動の変化を的確に捉え、顧客ニーズに迅速に対応していく必要がある。

　ホールセール証券ビジネスでは、主たるプレイヤーは、大手証券、大手外資系金融機関であり、機関投資家向けのブローカレッジ業務、株式や債券の引受業務、トレーディング業務、自己資金投資業務、M&A の助言業務などが行われている。ホールセール証券ビジネスは、マクロ経済環境に収益が左右されるだけではなく、低流動性資産を長期間抱える可能性があり、株式、金利、為替の動向次第では、多額の損失に繋がる恐れもある。また、国際的な金融規制や監督の方向性が業務に与える影響についても、十分に注視していく必要がある。

(2) 市場地位、競争力のポイント

　証券会社では、事業特性として市況変動の影響が避けられないことを格付にある程度織り込んでおく必要がある。そうしたなかにおいても業績のぶれを極力安定させることが重要であり、そのためには「顧客基盤の強さ」と「収益源の多様性」がビジネスのポイントである。

　顧客基盤は、将来の収益を担保していく大切な要素であり、市況の低迷時に経費を賄うだけの取引高と収益を確保していけるかどうかの支えとなるものである。株式売買代金、口座数や預かり資産残高の推移、株式・債券・M&A にかかる各種リーグテーブルの実績などの指標を時系列で活用し、国内外における投資家との取引状況やその深耕の度合いなどを確認している。これらの指標は市況に左右されるものであることから、一時的な変動ではなく、中長期的なトレンドやシェアの変化について着目し、業界全体および個社の動きや構造的な変化がないかを確認している。

　株式売買代金の増減は、リテール証券ビジネスが中心の証券会社、とりわけネット証券の収益を大きく左右する。シェアの変動が大きい場合は、その要因と今後の個社の損益への影響を分析している。

　口座数や預かり資産残高の推移は個社の成長性や営業戦略を示すものとしても重視している。その際、単なる増減だけではなく、口座については稼働状況、富裕層や取引頻度の高い顧客の取り込み状況、預かり資産については商品構成の変化や時価変動による増減への影響も注視している。

　各種リーグテーブルや主幹事先数は、ホールセール業務における顧客基盤の強さを表している。一時的な実績だけでなく、顧客層や顧客毎の取引シェアの変化にも着目し、主要顧客と継続的かつ多面的な取引を確保できているかなどにも注意を払っている。

　収益源の多様化については、セグメント、商品、地域、顧客層の分散が進んでいるかをみており、とりわけ投資信託の代理事務手数料や金利収入、アセットマネジメント部門の収益などのように比較的市況に左右されにくい安定収益のウエイトに注目している。

(3) 経営戦略・方針

　証券会社を取り巻く環境は目まぐるしく変化しており、経済・金融情勢、市況動向に加え、競争環境や規制の変化などが及ぼす影響を的確に捉え、柔軟性とスピード感をもって経営資源を割り当

ていくことが求められる。また、多様化する顧客のニーズに対応し、より付加価値の高い商品やサービスを提供するために、グループ会社や提携先と連携したダイナミックに事業展開する能力にも着目している。

　新規業務の開始や買収などを通じた収益源の多様化は、成長戦略、差別化戦略としても有効だが、その多様化の過程のなかでは経費が増加したり、リスクテイクが過大になったりする可能性もある。期待された成果に結びつかず、損益や財務を圧迫する可能性もある。そうした点も勘案し、個社の規模、経営方針、収益計画、資本の厚み、リスク管理態勢などに照らして妥当な収益源多様化であるかどうかを確認している。

　有能な人材確保や適切な人員配置は、他社との差別化、継続的な事業拡大を図るうえで重要である。とりわけ事業を買収した場合においては、その統合計画の進捗状況だけではなく、業務の核となる人材やチームの定着状況にも目を配っている。

　メガバンクグループにおいては、証券会社の戦略上の重要性は増しており、資本面、人事面、営業面、資金調達面における結びつきは一層強固なものになっており、格付にはグループの信用力を強く織り込んでいる。

2.　財務基盤
（1）収益力

　収益変動が高い証券会社においては、損益の一時的な水準ではなく、利益水準やその安定性とトレンド、純営業収益の構成の変化などに着目している。市況変動性が高いため計画対比での判断は難しい面がある一方、横並びでの比較は有効であり、他社と異なる動きがみられる場合には、その要因を分析し、今後の損益・財務への影響を考察している。

　前述したとおり、顧客基盤や収益源の多様性が将来の収益力や収益の安定性を測るポイントとなる。加えて、市況変動に備え、経費の変動費化を意識した経営を行うことにより、損益分岐点を引き下げておくことが重要であり、とりわけ人件費やシステム費用の推移に注目している。競争環境が激化するなかでは、商品やチャネルの差別化、効率性の向上もポイントとなる。投資銀行業務においては、高度なノウハウや有能な人材を有していることが価格競争に巻き込まれない上では重要である。

（重視する指標）
- 純営業収益、経常利益
- 経常利益率（経常利益／純営業収益）
- 純営業収益の構成
- 株式関係収益率（（株式委託手数料＋金融収支）／純営業収益）・・・ネット証券の場合
- 預かり資産額、預かり資産増減率
- 販管費とその構成
- 販管費率（販管費／純営業収益）

(2) 資産の質などのリスク・プロフィール、リスク管理態勢

　　証券会社では、低廉な市場性資金を活用してトレーディング資産の拡大を図ったり、自己資金投資業務を行ったりして、一時的に自己のバランスシートを用いて事業を行っており、不測の事態などにおける資産の換金性は非常に重要である。証券会社の資産は大半が換金性の高いものではあるが、ホールセール証券ビジネスにおいては、価格変動リスクが大きく流動性が低い資産を保有するケースもみられる。こうした資産の取得・保有方針や残高推移、各種リスク量の推移、資本とリスクのバランス、経営陣によるリスクの認識、適切な管理・報告・検証状況、市場変動に対する適切な対応などを注視している。複数のセグメントやグループ会社をもつ金融グループにおいては、統合的なリスク管理態勢、グループ全体のリスクの一元化、迅速で柔軟な経営判断が重要になる。

　　自己資金投資業務においては、流動性の低い資産を中期的に抱え、環境次第では多額の損失計上に繋がる可能性もあり、投資残高と資産回転の状況、出口戦略とその進捗状況などに注意している。

　　海外ビジネスにおいては、過去に大きな損失を負ったケースがみられる。そうした経験を踏まえ、各社ともリスク管理の強化を図ってきた。但し、顧客ニーズの多様化により、商品や取引は複雑化しており、よりきめ細やかな管理が必要となってきている。市況循環の中では、収益を求め、過大なリスクテイクに陥ることも予想される。レバレッジの拡大、資産内容の変化などに着目し、適切な管理を維持できるか注視していく必要がある。

　　一般的にリテール証券ビジネスにおいては、比較的ビジネスリスクは抑えられていると考えている。但し、経営方針の変更（新規業務への進出など）、環境の変化（規制の変化、IT技術の革新など）により、急速にリスクが拡大する可能性もあろう。経営戦略の変更などによるリスク選好度の変化に注視し、経営体力の範囲内で管理できているかに着目している。

　　ネット証券においては、過去、信用取引や先物・オプション取引において損失を負っている。市場の急変や想定外の動きに対し、適切な対応ができる態勢が整備されているかに着目している。

(3) 資本の充実度

　　資本の充実度は、トレーディング業務、自己資金投資業務、引受業務などの遂行能力を左右し、競争力に影響を与えるものである。また、期間損益の赤字が続くような局面では資本の大きさが最後の拠り所となるため、資本の厚みは重要である。リスク対比十分な資本水準を維持しているか、今後の資本規制の変化なども睨みながら柔軟で適切な対応が出来ているかに着目している。

　　資本の充実度をみるにあたっては、自己資本や株主資本の水準、グロスレバレッジや調整後レバレッジ（(総資産－現先・レポ取引関連資産)／純資産）のほか、銀行と同様の資本規制（バーゼルⅢ）の対象となる大手証券においては総自己資本規制比率、Tier1比率、普通株式等Tier1比率を重視する。その際の評価は、バーゼルⅢの完全実施を視野に入れて行うが、経過措置の対象となる一部の項目については、その資本性を認める。

　　一方、その他の証券会社においては、自己資本規制比率を重視する。準大手証券やネット証券においては、リテール証券ビジネスのウエイトが高く、大手証券と比較すればリスクは限定的とみている。

　　なお、一般的に、証券会社はその保有するポジションやリスク量の変動が大きいことから、グロ

スレバレッジや自己資本規制比率などの高低のみで資本の充実度や財務の健全性を判断してはいない。比率が大きく変動した場合には、その背景にある要因が一時的なものといえるのか、中長期的なトレンドとなっているのかについて検討することが重要となる。

（重視する指標）
- 自己資本、株主資本
- 総自己資本規制比率（バーゼルⅢベース、該当する場合）
- Tier1 比率（バーゼルⅢベース、該当する場合）
- 普通株式等 Tier1 比率（バーゼルⅢベース、該当する場合）
- 自己資本規制比率
- グロスレバレッジ（総資産／純資産）

（4）資金調達・流動性

　証券会社においては、トレーディング資産や信用取引の拡大などに機動的に対応するため、安定的でかつコストを抑えた資金調達が収益機会を確保するポイントとなる。また、市況の急激な変動など不測の事態に備え、危機時の対応計画が策定されているか、当面の資金繰りを賄える手元流動性資金を有しているか、ストレステストやモニタリングが適切になされているかなどに注意が必要である。

　資金調達においては、短期的な資金繰りの安定性や中長期的な調達方針、長期と短期のバランス、債務の返済・償還の予定とその手当て、資金調達源の多様化の状況、有担保調達への切換を担保する資産の確保、資金調達枠などを通した金融機関との関係などに着目している。

　グローバルに事業を展開する大手証券では、グループ全体での流動性管理とその高度化、主要な金融市場における資金調達ソースを確保しておくことが強く求められる。また、低流動資産の調達は資本と長期借入で賄われているか、グループ会社間での資金管理が適切に行われているかという点にも着目している。

以　上

株式会社 日本格付研究所
Japan Credit Rating Agency,Ltd.
信用格付業者 金融庁長官（格付）第 1 号
〒104-0061 東京都中央区銀座 5-15-8　時事通信ビル